ATA INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on October 18, 2011 at 3 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Wynn Macau, Rua Cidade de Sintra, NAPE, Macau.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of ATA Inc. (the “Company”), if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 13, 2011 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of August 31, 2011, 44,723,512.4387 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 22,361,756.2194 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorised representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed, and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1
RE-ELECTION OF CLASS A DIRECTORS

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors. At the upcoming general meeting, all class A directors shall retire from office and be eligible for re-election. As a result, each of Kevin Xiaofeng Ma and Walter Lin Wang, our class A directors, is subject to retirement and re-election at this meeting. We now hereby nominate each of Kevin Xiaofeng Ma and Walter Lin Wang for re-election as a class A director at the 2011 annual general meeting. Each of Kevin Xiaofeng Ma and Walter Lin Wang will hold office for a three-year term and until their respective successor is elected and is duly qualified, or until his/her disqualification in accordance with our Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of each of Kevin Xiaofeng Ma and Walter Lin Wang. The board has no reason to believe that any of them will be unable or unwilling to serve as a director if elected. In the event that any of them should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of each of Kevin Xiaofeng Ma and Walter Lin Wang, including age as of October 18, 2011, the principal position currently held and biography:

Name	Age	Position
Kevin Xiaofeng Ma	47	Chairman of the Board of Directors
Walter Lin Wang	50	Director

Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as vice president at the Beijing MDI High-Tech Center, as director of Beijing Zhongjia Integrated Intelligent System Engineering, and as reporter of China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.

Walter Lin Wang is a co-founder, director and president of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer at the PRC Ministry of Railways. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG be appointed as our independent auditor for the fiscal year ending March 31, 2012. KPMG has served as our independent auditor since 2005.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING MARCH 31, 2012.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Kevin Xiaofeng Ma

Kevin Xiaofeng Ma

Chairman of the Board and

Chief Executive Officer

September 5, 2011